Exhibit 99.1

LION GROUP HOLDING LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in U.S. dollar except for share and per share data)

	June 30,	December 31,
	2025	2024
	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	$22,871,940	$16,934,202
Restricted cash-bank balances held on behalf of customers	234,541	490,666
Securities owned, at fair value	2,496	2,423
Receivables from broker-dealers and clearing organizations	443,209	1,045,234
Other receivables	98,122	24,194
Prepaids, deposits and other	180,146	147,538
Total current assets	23,830,454	18,644,257

Digital assets	5,157,645	-
Restricted cash, non-current	1,500,000	-
Fixed assets, net	16,214,656	17,406,606
Right-of-use assets	88,271	205,532
Other assets	97,103	110,951
Total Assets	$46,888,129	$36,367,346

Liabilities and Equity

Liabilities
Current Liabilities
Payables to customers	$21,509,471	$18,923,712
Payables to broker-dealers and clearing organizations	859,527	818,582
Accrued expenses and other payables	4,673,342	4,680,129
Short-term borrowings	108,789	3,259,981
Lease liability – current	59,969	152,134
Total current liabilities	27,211,098	27,834,538

Non-current Liabilities
Convertible debentures	10,969,131	1,157,057
Obligation to deliver digital assets	1,597,835	-
Other non-current liabilities	2,648,666	-
Lease liability – noncurrent	30,765	55,582
Warrant liabilities	-	123,188
Total non-current liabilities	15,246,397	1,335,827
Total Liabilities	42,457,495	29,170,365

Commitments and Contingencies

Equity
Preferred shares, $0.0001 par value, 2,500,000,000 shares authorized	-	-
Class A ordinary shares, $0.0001 par value, 190,000,000,000 shares authorized, 6,912,466,090 and 1,777,596,090 shares issued and outstanding at June 30, 2025 and December 31, 2024, respectively	691,247	177,760
Class B ordinary shares, $0.0001 par value, 7,500,000,000 shares authorized, 65,387,845 and 65,387,845 shares issued and outstanding at June 30, 2025 and December 31, 2024, respectively	6,539	6,539
Subscription receivable	-	(49,637)
Additional paid-in capital	82,133,658	77,917,463
Accumulated deficit	(74,780,832)	(67,201,367)
Accumulated other comprehensive losses	(218,671)	(312,081)
Total LGHL shareholders’ equity	7,831,941	10,538,677

Non-controlling interest	(3,401,307)	(3,341,696)
Total equity	4,430,634	7,196,981
Total Liabilities and Equity	$46,888,129	$36,367,346

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

LION GROUP HOLDING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in U.S. dollar except for share and per share data)

	Six Months Ended June 30,
	2025	2024
Revenues
Commissions and fees	$2,034	$899,047
Interest income	126,368	451,693
Trading (losses) gains	(3,636,464)	5,125,989
Other income	564,381	619,793
Total (loss) revenue	(2,943,681)	7,096,522

Expenses and others
Commissions and fees	313	748,500
Compensation and benefits	825,226	2,048,134
Occupancy	118,190	433,049
Communication and technology	859,907	2,420,246
General and administrative	339,662	538,650
Professional fees	861,134	3,445,938
Services fees	309,310	1,169,607
Interest	342,634	403,035
Depreciation and amortization	1,195,686	1,224,133
Marketing	27,739	2,182,402
Change in fair value of warrant liabilities	(123,188)	8,438
Change in fair value of digital assets	(119,810)	-
Other operating costs	4,345	206,544
Total expenses and others	4,641,148	14,828,676

Loss before income taxes	(7,584,829)	(7,732,154)

Income tax expense	(1,002)	(645)

Net loss	$(7,585,831)	$(7,732,799)

Net loss attributable to non-controlling interests	(6,366)	(93,300)

Net loss attributable to LGHL shareholders	$(7,579,465)	$(7,639,499)

Deemed dividend on the modification of Series E Warrants	(612,000)	-
Deemed dividend on the effect of the down round features	(2,916,000)	(429,000)
Net loss attributable to LGHL ordinary shareholders	$(11,107,465)	$(8,068,499)

Loss per share for both Class A and Class B ordinary shares
- basic and diluted *	$(0.00)	$(0.03)

Loss per ADS
- basic and diluted *	$(9.78)	$(76.76)

Weighted average Class A ordinary shares outstanding
- basic and diluted *	2,773,677,803	229,472,828

Weighted average Class B ordinary shares outstanding
- basic and diluted *	65,387,845	33,322,688

*	On March 26, 2025, LGHL implemented the second ADS Ratio change, from one (1) ADS representing fifty (50) Share to one (1) ADS representing two thousand and five hundred (2,500) shares. The ADS ratio change has no impact on LGHL’s underlying Ordinary Shares. Loss per ADS for all periods presented had been retrospectively adjusted accordingly.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

LION GROUP HOLDING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in U.S. dollar)

	Six Months Ended June 30,
	2025	2024
Net loss	$(7,585,831)	$(7,732,799)

Other comprehensive income (loss)
Foreign currency translation adjustment	40,165	(2,320)

Comprehensive loss	$(7,545,666)	$(7,735,119)

Comprehensive loss attributable to non-controlling interests	(59,611)	(23,451)

Comprehensive loss attributable to LGHL shareholders	$(7,486,055)	$(7,711,668)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

LION GROUP HOLDING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(in U.S. dollar except for share and per share data)

								Accumulated
	Class A Ordinary Shares		Class B Ordinary Shares		Subscription	Additional Paid in	Accumulated	Other Comprehensive	Non- Controlling
	Shares	Amount	Shares	Amount	Receivable	Capital	Deficit	Loss	Interest	Total

Balance at January 1, 2025	1,777,596,090	$177,760	65,387,845	$6,539	$(49,637)	$77,917,463	$(67,201,367)	$(312,081)	$(3,341,696)	$7,196,981
Reclassification of subscription receivable in connection with extinguishment of liabilities	-	-	-	-	49,637	(49,637)	-	-	-	-
Conversion of January 2024 Convertible Debenture and the payment of make-whole interest by shares	56,337,500	5,634	-	-	-	49,917	-	-	-	55,551
Conversion of August 2024 Convertible Debenture and the payment of make-whole interest by shares	1,828,532,500	182,853	-	-	-	1,016,180	-	-	-	1,199,033
Issuance of Class A Ordinary Shares as a result of the partial exercise of Warrants E	3,250,000,000	325,000	-	-	-	2,592,797	-	-	-	2,917,797
Issuance of Warrants K in consideration for the investor to purchase January 2025 Convertible Debenture	-	-	-	-	-	578,089	-	-	-	578,089
Issuance of Warrants L in consideration for the investor to purchase May 2025 Convertible Debenture	-	-	-	-	-	28,849	-	-	-	28,849
Net loss	-	-	-	-	-	-	(7,579,465)	-	(6,366)	(7,585,831)
Other comprehensive income (loss)	-	-	-	-	-	-	-	93,410	(53,245)	40,165
Balance at June 30, 2025	6,912,466,090	$691,247	65,387,845	$6,539	$-	$82,133,658	$(74,780,832)	$(218,671)	$(3,401,307)	$4,430,634

Balance at January 1, 2024	179,250,754	$17,925	23,843,096	$2,384		$71,532,253	$(39,751,871)	$(268,562)	$(3,120,520)	$28,411,609
Conversion of September 2023 Convertible Debenture and the payment of make-whole interest by shares	158,008,750	15,801	-	-	-	1,182,046	-	-	-	1,197,847
Issuance of Warrants I in consideration for the investor to purchase January 2024 Convertible Debenture	-	-	-	-	-	800	-	-	-	800
Issuance of Class B ordinary shares in connection with 2023 Share Incentive Plan	-	-	1,888,889	189	-	213,144	-	-	-	213,333
Issuance of Class B ordinary shares in connection with 2024 Share Incentive Plan	-	-	18,500,000	1,850	-	182,550	-	-	-	184,400
Deconsolidation of subsidiaries	-	-	-	-	-	-	-	-	(199,288)	(199,288)
Net loss	-	-	-	-	-	-	(7,639,499)	-	(93,300)	(7,732,799)
Other comprehensive income (loss)	-	-	-	-	-	-	-	(72,169)	69,849	(2,320)
Balance at June 30, 2024	337,259,504	$33,726	44,231,985	$4,423	$-	$73,110,793	$(47,391,370)	$(340,731)	$(3,343,259)	$22,073,582

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

LION GROUP HOLDING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in U.S. dollar)

	Six Months Ended June 30,
	2025	2024

Cash Flows from Operating Activities
Net loss	$(7,585,831)	$(7,732,799)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock based compensation expense(1)	-	1,161,333
Change in fair value of warrant liabilities	(123,188)	8,438
Change in fair value of option liability	-	5,925,501
Change in fair value of embedded derivative liability	14,886	21,580
Change in fair value of digital assets	(119,810)	-
Amortization of right-of-use assets	117,261	289,148
Gain on sale of subsidiaries	-	(115,171)
Amortization of debt discounts	310,709	197,710
Depreciation	1,195,686	1,224,133
(Increase) decrease in operating assets
Securities owned	(73)	4,521,988
Receivables from broker-dealers and clearing organizations	602,025	5,704,958
Prepaids, deposits and other assets	(92,688)	2,709,948
Increase (decrease) in operating liabilities
Payables to customers	2,585,759	(14,701,392)
Payables to broker-dealers and clearing organizations	40,945	(10,165,124)
Accrued expenses and other payables	(26,571)	(602,314)
Lease liabilities	(116,982)	(309,638)
Other non-current liabilities	2,668,450	-
Net cash used in operating activities	(529,422)	(11,861,701)

Cash Flows from Investing Activities
Purchases of property and equipment	(3,615)	-
Purchases of digital assets	(5,000,000)	-
Loan provided to third party	-	(100,000)
Net proceeds from sale of subsidiaries	-	(184,729)
Net cash used in investing activities	(5,003,615)	(284,729)

Cash Flows from Financing Activities
Proceeds from issuance of convertible debenture	12,908,000	940,000
Proceeds from exercise of Warrants E	2,917,797	-
Proceeds from short-term borrowings	385,025	638,935
Repayment of short-term borrowings	(3,535,065)	-
Net cash provided by financing activities	12,675,757	1,578,935

Effect of Exchange Rate Changes on Cash, Cash Equivalents, and Restricted Cash	38,893	19,773

Net Change in Cash, Cash Equivalents, and Restricted Cash	7,181,613	(10,547,722)

Cash, Cash Equivalents, and Restricted Cash - Beginning of Period	17,424,868	31,096,395
Cash, Cash Equivalents, and Restricted Cash - End of Period	$24,606,481	$20,548,673

Noncash Investing and Financing Activities
Conversion of Convertible Debentures and the payment of make-whole interest by shares	$696,583	$783,847
Embedded derivative liabilities (make-whole interest feature)	$4,937,037	$351,622
Share issuances in exchange for a decrease in embedded derivative liability	$558,000	$414,000
Issuance of Warrants I in consideration for the investor to purchase January 2024 Convertible Debenture	$-	$800
Issuance of Warrants K in consideration for the investor to purchase January 2025 Convertible Debenture	$578,089	$-
Issuance of Warrants L in consideration for the investor to purchase May 2025 Convertible Debenture	$28,849	$-
Lease liabilities arising from obtaining right-of-use assets	$-	$183,153
Increase in other receivable from sale of subsidiaries	$-	$98,481

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$31,925	$194,832
Cash paid for income taxes	$1,002	$645

(1)	The amount includes stock-based expenses under January 2021 Call Options in the amount of $nil and $763,600 for the six months ended June 30, 2025 and 2024, respectively and under 2023 and 2024 Share Incentive Plans in the amount of $nil and $397,733 for the six months ended June 30, 2025 and 2024, respectively.

LION GROUP HOLDING LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

Note 1 — Organization and Principal Activities

Lion Group Holding Ltd. (the “Company”, “Lion” or “LGHL”) is a company with limited liability registered as an exempted company in the Cayman Islands.

The Company and its subsidiaries (collectively referred to as the “Group”) provide securities, futures and derivatives brokerage services, insurance brokerage services, total return swap trading services, and market maker trading services. As a result of the consummation of a business combination (the “Closing”) with Proficient Alpha Acquisition Corp., a Nevada corporation (“PAAC”) which was accounted for as a reverse recapitalization, the Company’s ordinary shares and warrants started to be traded on the NASDAQ Capital Market under the ticker symbols LGHL and LGHLW, respectively on June 17, 2020. Each American Depositary Shares (“ADSs”) of the Company represented one Class A ordinary share upon the Closing. On July 13, 2023 and March 26, 2025, the ADS ratio was changed from one (1) ADS representing one (1) Share to one (1) ADS representing fifty (50) Shares, and further to one (1) ADS representing two thousand and five hundred (2,500) shares, respectively. The number of ADSs and the price per ADS prior to the ratio change event herein have been retrospectively adjusted for its effect.

Principal Activities

The Group earns income and fees from the following streams:

(a)	Fees and commissions. The Group earns fees and commissions from securities, futures and derivatives brokerage services (including commissions and fees related to total return swap (“TRS”) trading business and contract for difference (“CFD”) trading services when the Group acts as a market maker).

(b)	Trading (losses) gains. Trading (losses) gains consist of realized and unrealized losses or gains derived from (i) managed portfolio trading positions where the Group acts as counterparty to customers’ trades, and (ii) marking up the bid/offer spreads on customers’ CFD transactions, and (iii) trading losses or gains from proprietary TRS trading activities.

(c)	Interest income. Interest income primarily consist of interests earned on bank deposits and short-term loans the Group extends to unrelated third parties, interest rate difference between currency pairs the Group hold resulting from rolling over currency positions and interest earned from loans provided to TRS trading customers, which are recorded on an accrual basis. Interest income is recognized as it accrues using the effective interest method.

(d)	Other income. Other income primarily consists of the dividends income, transaction fee, advisory service fee, government subsidy and other miscellaneous charges from customers etc.

The Group’s trading customers consist of corporate clients, individual traders and retail investors primarily located in the People’s Republic of China (“PRC”) and Southeast Asia, although its trading platform allows it to serve customers worldwide. The Group also generated commission revenues by providing insurance brokerage services to high-net-worth individuals primarily located in the PRC.

During the second half of 2024, the Group returned Type 1 License for Dealing in Securities, Type 4 License for Advising on Securities and Type 9 Asset Management to Hong Kong Securities and Futures Commission (“HKSFC”). In the beginning of 2025, the Group withdrew the trading member of Singapore Exchange Derivative Trading Limited (“SGX DT”). Subsequently in 2025, the Group cancelled the Capital Markets Service License (“CMS License”) issued by the Monetary Authority of Singapore and returned the license Type 2 License for Dealing in Futures Contracts and Type 5 License for Advising on Futures Contracts to HKSFC.

As of June 30, 2025, the Company, through a subsidiary, possesses the full license issued by Cayman Islands Monetary Authority (“CIMA”) to carry out securities investment business including Broker Dealer and Market Maker.

In July 2025, the Group collaborates with Autonomous Holdings (“Autonomous”), a leading digital asset investment platform known for its innovative products and solutions, and Galaxy Digital Holdings Ltd. (NASDAQ/TSX: GLXY) (“Galaxy Digital”) to advance digital asset treasury strategies. This initiative positions the Group as a cutting-edge digital asset company, leveraging institutional-grade expertise to enhance shareholder value. As part of this collaboration, Autonomous will act as a strategic advisor for the Group’s digital asset treasury allocation process. Additionally, Galaxy Digital will facilitate trading and execution, providing access and liquidity through its institutional-grade global markets platform. The treasury strategy aims to target high-potential blockchain ecosystems, primarily Hyperliquid (HYPE), thereby gaining exposure to next-generation DeFi, scalability, and Web3 infrastructure.

Deconsolidation of subsidiaries

On June 12, 2024, the Group sold its 100% interest in BC Wealth Management Limited (“BCWM”) to a third party, at a consideration of approximately $70,000 (HKD 550,000). On June 24, 2024, the Group sold its 51% interest in Lion Asset Management Limited (“LAML”) to another third party, at a consideration of approximately $140,000 (HKD 1,100,000). Such disposals did not represent a strategic shift that has or will have a major effect on the operations and financial results. In accordance with ASC 810-10-40, Deconsolidation of a Subsidiary, the Group derecognized the net assets and noncontrolling interests associated with BCWM and LAML as of sale date, and recognized a gain of approximately $128,000 in an aggregate as a result of deconsolidation.

In the first half of 2024, the Group disposed of its 100% interest in Lion Fintech Group Limited, 70% interest in Royal Lion Investment Limited and 70% interest in Royal Lion Middle East DMCC. In the second half of 2024, the Group also disposed of its 100% interest in Lion Multi-Series Fund SPC and 51% interest in Lion Silver Capital Limited. These entities had been dormant and their disposals resulted in a total loss of approximately $32,000 from deconsolidation for the year of 2024.

Details of the Company’s subsidiaries as of June 30, 2025 were as follows:

Company name	Date of Incorporation or acquisition	Place of incorporation or establishment	Ownership interest	Principal activities
Lion Financial Group Limited	June 16, 2015	British Virgin Islands	100%	Investment holding

Lion Wealth Management Limited	February 16, 2017	British Virgin Islands	100%	Investment in digital assets

Lion International Securities Group Limited	May 20, 2016	Hong Kong	100%	Securities brokerage

Lion Futures Limited	May 20, 2016	Hong Kong	100%	Futures brokerage

Lion Investment (Hong Kong) Limited (F/K/A Lion Foreign Exchange Limited)	May 20, 2016	Hong Kong	100%	Dormant

Lion Wealth Limited (“LWL”)	October 4, 2018	Hong Kong	100%	Marketing and support service

Lion Brokers Limited	March 30, 2017	Cayman Islands	100%	Broker dealer and market maker

Lion International Financial (Singapore) Pte. LTD.	July 26, 2019	Singapore	100%	Dormant

Lion Group North America Corp. (F/K/A Proficient Alpha Acquisition Corp.)	June 16, 2020	Nevada, USA	100%	Dormant

Lion Workshop Ltd. (F/K/A Skyline Legend Ltd.)	April 26, 2021	British Virgin Islands	100%	Dormant

Lion NFT Limited	May 7, 2021	British Virgin Islands	90%	Investment and innovation in digital assets

Flying Lion Limited	June 17, 2021	Cayman Islands	70%	Investment and innovation in digital assets

Aquarius Sponsor Ltd.	April 12, 2021	British Virgin Islands	51%	Investment holding

Aquarius II Sponsor Ltd.	May 4, 2021	British Virgin Islands	51%	Investment holding

Aquarius I Acquisition Corp.	April 15, 2021	Cayman Islands	94%	Special purpose acquisition company

Aquarius II Acquisition Corp.	May 5, 2021	Cayman Islands	93%	Special purpose acquisition company

Lion Metaverse Limited	October 26, 2021	British Virgin Islands	50%	Technology development

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements reflect all adjustments that, in the opinion of management, are of a normal recurring nature and are necessary to fairly present the financial statements for the interim periods. The condensed consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been prepared in accordance with the regulations of the Securities and Exchange Commission (“SEC”) for interim financial statements. Results for the interim periods are not necessarily indicative of results to be expected for the full year. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, which was filed with the SEC on April 30, 2025.

Principles of Consolidation

The unaudited condensed consolidated financial statements include the accounts of the Company, and its subsidiaries in which it has a controlling financial interest. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in consolidation. The Group consolidates the loss of the subsidiaries and subtracts the net loss that is attributable to the non-controlling interest holders in calculating the net income (loss) that is attributable to the Group.

Digital Assets

For the six months ended June 30, 2025, the Group purchased Hyperliquid (“HYPE”), Solana (“SOL”) and Sui (“SUI”) from open market. As of June 30, 2025, digital assets (primarily include HYPE, SOL and SUI) are initially recorded at cost in noncurrent assets in the accompanying unaudited condensed consolidated balance sheets and subsequently remeasured at fair value at the end of each reporting period, with changes in fair value recognized in “changes in fair value on digital assets” in the unaudited condensed consolidated statements of operations.

The Company adopted ASU 2023-08, which requires entities to measure certain cryptocurrencies at fair value, with changes in fair value recorded in net income in each reporting period. The Company’s digital assets are within the scope of ASU 2023-08. The Company adopted ASU 2023-08 for the year beginning on January 1, 2025. The adoption of ASU 2023-08 did not cause a cumulative-effect adjustment to the opening balance of accumulated deficit.

ASC 820 defines “principal market” as the market with the greatest volume and level of activity for the asset or liability. The determination of the principal market (and, as a result, the market participants in the principal market) is made from the perspective of the reporting entity. The Company purchased and sold digital assets, including HYPE, SOL and SUI, on CoinDesk, which provides digital infrastructure for the Company to trade digital assets. CoinDesk is one of the most trusted sources by users, institutions, and media for comparing thousands of digital assets and is commonly cited by major news outlets. Further, CoinDesk calculates price for a digital asset by taking the volume weighted average of all market pair prices reported for the digital asset instead of price from one single exchange. Thus, the Company determined that CoinDesk is the principal market for the digital assets owned.

Purchases of digital assets by the Company are included within investing activities on the accompanying unaudited condensed consolidated statements of cash flows. The changes of digital assets are included within investing activities in the accompanying unaudited condensed consolidated statements of cash flows. Changes in fair value are reported as “changes in fair value on digital assets” and realized gains or losses are reported as “realized gains (loss) on digital assets” in the unaudited condensed consolidated statements of operations. The Company accounts for its gains or losses on disposition in accordance with the first-in first-out method of accounting.

Other Significant Accounting Policies

The Company’s other significant accounting policies are included in Note 2 –Significant Accounting Policies in the Company’s 2024 Form 20-F. During the six months ended June 30, 2025, there were no significant changes made to the Company’s significant accounting policies except for digital assets.

Reclassification

Certain prior periods amounts have been reclassified to be comparable to the current period presentation. The reclassification has no effect on previously reported net assets or net loss.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the effective tax rate reconciliation and income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. This guidance will be effective for the annual periods beginning the year ended December 31, 2025. Early adoption is permitted. Upon adoption, the guidance can be applied prospectively or retrospectively. The Group does not expect the adoption to have a material impact on the unaudited condensed consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40), which requires disaggregated disclosure of income statement expenses for public business entities. The objective of ASU 2024-03 is to “address requests from investors for more detailed information about the types of expenses . . . in commonly presented expense captions (such as cost of sales, SG&A [selling, general, and administrative expenses], and research and development).” Investors advised the FASB that “disclosure of disaggregated information about expenses is critically important in understanding an entity’s performance, assessing an entity’s prospects for future cash flows, and comparing an entity’s performance over time and with that of other entities.” ASU 2024-03 adds ASC 220-40 to require a footnote disclosure about specific expenses by requiring public entities to disaggregate, in a tabular presentation, each relevant expense caption on the face of the income statement that includes any of the following natural expenses: (1) purchases of inventory, (2) employee compensation, (3) depreciation, (4) intangible asset amortization, and (5) depreciation, depletion, and amortization (DD&A) recognized as part of oil- and gas-producing activities or other types of depletion expenses. The tabular disclosure would also include certain other expenses, when applicable. The ASU does not change or remove existing expense disclosure requirements; however, it may affect where that information appears in the footnotes to the financial statements. ASU 2024-03 is effective for all public entities for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Group does not expect the adoption to have a material impact on the unaudited condensed consolidated financial statements.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. The ASU provides additional guidance on whether induced conversion or extinguishment accounting should be applied to certain settlements of convertible debt instruments that do not occur in accordance with the instruments’ preexisting terms. The ASU requires entities to apply a preexisting contract approach. To qualify for induced conversion accounting under this approach, the inducement offer is required to preserve the form of consideration and result in an amount of consideration that is no less than that issuable pursuant to the preexisting conversion privileges. ASU 2024-04 clarifies how entities should assess the form and amount of consideration when applying this approach. In addition, the new ASU clarifies that induced conversion accounting can be applied to settlements of certain convertible debt instruments that are not currently convertible as long as the instrument contained a substantive conversion feature as of both its issuance date and the inducement offer acceptance date. The amendments in the ASU are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group does not expect the adoption to have a material impact on the unaudited condensed consolidated financial statements.

In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Group is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

On July 30, 2025, the FASB issued ASU 2025-05, which amends ASC 326-20 to provide a practical expedient for all entities which elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses, and an accounting policy election for all entities, other than a public business entity, that elect the practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. Under ASU 2025-05, an entity is required to disclose whether it has elected to use the practical expedient and, if so, whether it has also applied the accounting policy election. An entity that makes the accounting policy election is required to disclose the date through which subsequent cash collections are evaluated. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. The Group is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

Note 3 — Revenue Recognition

Under ASC Topic 606 Revenue from Contracts with Customers, revenues are recognized when control of the promised goods or services is transferred to customers in exchange for an amount that reflects the consideration the Group expects to be entitled to and in return for transferring those goods or services.

Significant Judgments

Revenue from contracts with customers includes commission income from securities, futures and derivative brokerage, market making trading and insurance brokerage. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions and Fees

The Group earns fees and commissions from securities, futures and derivatives brokerage services (including commissions and fees related to TRS trading business and CFD trading services when the Group acts as a market maker). Each time a customer executes a securities, futures, derivative or CFD transaction, commissions and fees are earned. Commissions and related clearing fees and expenses are recorded on the trade date. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership are transferred to/from the customer. The Group charges securities brokerage commissions and market making commissions based on the amount of transaction volume, or the number of shares, lots of contracts executed in each order, which generally vary in accordance with the type of products or services the Group offers.

The Group also earns commission income arising from insurance brokerage services which are recognized at a point in time when the performance obligation has been satisfied by successfully referring an insurance client to an insurer in accordance with the relevant broker contract. The commission earned is equal to a percentage of the premium paid to the insurance provider.

The following table presents revenue from contracts with customers, in accordance with ASC Topic 606, by major source and geographic region:

	For the Six Months Ended June 30,
	2025	2024

Insurance brokerage commissions	$-	$478,143
Securities brokerage commissions	2,019	363,565
Market making commissions and fees	15	57,339
Total revenue from contracts with customers	$2,034	$899,047

Hong Kong	$-	$841,708
Cayman Islands	2,034	57,339
	$2,034	$899,047

All of the Group’s revenues from contracts with customers are recognized at a point in time.

Trading (Losses) Gains

Trading gains and losses along with interest revenue fall within the scope of ASC Topic 825, Financial Instruments.

Trading (losses) gains consist of realized and unrealized losses or gains derived from (i) managed portfolio trading positions where the Group acts as counterparty to customers’ trades, and (ii) marking up the bid/offer spreads on customers’ CFD transactions, and (iii) trading losses or gains from proprietary TRS trading activities. Trading (losses) gains is recorded on a trade date basis. The following table represents trading (losses) gain breakdown:

	For the Six Months Ended June 30,
	2025	2024
CFD trading (losses) gains	$(11)	$299,561
TRS trading (losses) gains	(3,641,503)	430,823
OTC stock option trading gains	4,950	4,389,223
Other trading gains	100	6,382
	$(3,636,464)	$5,125,989

The following table represents the effect of trading activities on the unaudited condensed consolidated statements of operations and comprehensive loss:

	For the Six Months Ended June 30,
	2025	2024
Foreign Currency	$-	$594
Stock Indices	(11)	641,562
Commodities	-	(342,595)
Equity	(3,636,453)	4,826,428
	$(3,636,464)	$5,125,989

The revenue related to each category includes realized and unrealized gains and losses on both derivative instruments and nonderivative instruments.

Interest Income and Other

Interest income primarily consist of interests earned on bank deposits and short-term loans the Group extends to unrelated third parties, interest rate difference between currency pairs the Group hold resulting from rolling over currency positions and interest earned from loans provided to TRS trading customers, which are recorded on an accrual basis. Interest income is recognized as it accrues using the effective interest method.

Other income primarily consists of the dividends income, transaction fee, advisory service fee, government subsidy and other miscellaneous charges from customers etc.

Note 4 — Fair Value

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

●	Level 2 are inputs other than quoted prices included within level 1 that are observable for the assets or liabilities either directly or indirectly.

●	Level 3 inputs are unobservable inputs for the assets or liabilities.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

A description of the valuation techniques applied to the Group’s major categories of assets and liabilities measured at fair value on a recurring basis follows.

Exchange-traded equity securities and futures are generally valued based on quoted prices at the close of trading on the period end date. To the extent these securities and futures are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

Listed derivatives that are actively traded are valued based on quoted prices at the close of trading on the period end date and are categorized in level 1 of the fair value hierarchy. Listed derivatives that are not actively traded are valued using the same approaches as those applied to over-the-counter (“OTC”) derivatives; they are generally categorized in level 2 of the fair value hierarchy.

Depending on the product and the terms of the transaction, the fair value of OTC derivative products can be either observed or modeled using a series of techniques and model inputs from comparable benchmarks. Substantially all of the Group’s OTC derivatives were carried at fair value based on spot exchange rates broadly distributed in active markets, or amounts approximating fair value. Such values are categorized as level 2 of the fair value hierarchy.

Digital assets and obligation to deliver digital assets are classified as level 1 financial instruments, as their value is derived using quoted prices from its principal market as of the measurement date.

Public Warrants are classified as level 1 financial instruments, as their value is derived using quoted market prices as of the measurement date. Private Warrants are classified as level 2. As of December 31, 2024, Private Warrants are approximated by fair value of Public Warrants as their remaining life is less than six months. There were no outstanding Public Warrants as of June 30, 2025.

The following table presents the Group’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at June 30, 2025 and December 31, 2024:

At June 30, 2025

	Quoted Prices
	in Active
	Markets for	Significant	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets
Listed equity securities	$2,496	$-	$-	$2,496
Digital assets	5,157,645	-	-	5,157,645
	$5,160,141	$-	$-	$5,160,141
Liabilities
Embedded derivative liabilities (included in convertible debentures)	$-	$(4,951,923)	$-	$(4,951,923)
Obligation to deliver digital assets	(1,597,835)	-	-	(1,597,835)
	$(1,597,835)	$(4,951,923)	$-	$(6,549,758)

At December 31, 2024

	Quoted Prices
	in Active
	Markets for	Significant	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets
Listed equity securities	$2,423	$-	$-	$2,423
	$2,423	$-	$-	$2,423
Liabilities
Embedded derivative liabilities (included in convertible debentures)	$-	$(558,000)	$-	$(558,000)
Warrant liabilities	(83,954)	(39,234)	-	(123,188)
	$(83,954)	$(597,234)	$-	$(681,188)

There were no transfers between level 1, level 2, and level 3 during either period.

The carrying amounts of cash and cash equivalents, bank balances held on behalf of customers, receivables from broker-dealers and clearing organizations, commissions receivable, other receivables, payable to customers, payables to broker-dealers and clearing organizations, accrued expenses and other payables, short-term borrowings, and lease liability approximate their fair values because of their generally short maturities.

Note 5 — Fixed Assets, Net

Fixed assets consisted of the following as of June 30, 2025 and December 31, 2024:

	June 30, 2025	December 31, 2024
Software	$23,850,000	$23,850,000
Leasehold improvement	38,522	38,522
Office and equipment	247,376	243,761
Total cost of fixed assets	24,135,898	24,132,283
Less: accumulated depreciation	(7,921,242)	(6,725,677)
Fixed assets, net	$16,214,656	$17,406,606

Depreciation expense was $1,195,686, and $1,224,133 for the six months ended June 30, 2025 and 2024, respectively, and are included in operating expenses.

Note 6 — Digital Assets

Digital assets consisted of the following:

	June 30, 2025	December 31, 2024
HYPE	$3,143,180	$-
SOL	1,025,850	-
SUI	988,615	-
	$5,157,645	$-

For the six months ended June 30, 2025, the Group purchased 79,777 tokens of HYPE, 6,629 tokens of SOL and 356,129 tokens of SUI at cost of $3,000,000, $1,000,000 and $1,000,000, respectively, from open market. The Group deposited all these digital assets with the custodian in the blocked custodial control account and staked in accordance with the Security and Pledge Agreement (the “S&PA”) entered into between the Company and the investor of June 2025 Convertible Debenture (see Note 9). The digital assets purchased out of the proceeds from the debentures served as the security interests to the convertible debentures, and can be transferred out of custodial control account and/or exchanged into cash when the Obligations (as defined in the S&PA) are paid in full, including that no principal amount in respect of any debenture issued pursuant to the June 2025 SPA (see Note 9) remains outstanding. Therefore the Company classified digital assets as non-current assets on the unaudited condensed consolidated balance sheets. For the six months ended June 30, 2025, the Group did not sell digital assets or realize gains or losses from trading digital assets.

For the six months ended June 30, 2025, the Company recognized an increase in fair value of digital assets of $157,645 in the “changes in fair value of digital asses” on the unaudited condensed consolidated statements of operations and comprehensive loss.

Additional information about digital assets

The following table presents additional information about HYPE for the six months ended June 30, 2025:

For the Six Months Ended June 30,
2025
Opening balance	$-
Purchases of HYPE	3,000,000
Changes in fair value of HYPE	143,180
$3,143,180

The following table presents additional information about SOL for the six months ended June 30, 2025:

For the Six Months Ended June 30,
2025
Opening balance	$-
Purchases of SOL	1,000,000
Changes in fair value of SOL	25,850
$1,025,850

The following table presents additional information about SUI for the six months ended June 30, 2025:

For the Six Months Ended June 30,
2025
Opening balance	$-
Purchases of SUI	1,000,000
Changes in fair value of SUI	(11,385)
$988,615

Note 7 — Obligation to Deliver Digital Assets

In connection with the issuance of June 2025 Convertible Debenture (See Note 9), the Company entered into a Right to Receive Tokens agreement on June 23, 2025 (“Right to Receive Tokens”), pursuant to which the counterparty of the Right to Receive Tokens was entitled to receive from the Company, upon exercise of this Right to Receive Tokens at any time on or after the two-year anniversary of the applicable closing in respect of June 2025 SPA, 24% of each type of Tokens purchased with the net proceeds of such closings. If the Company fails to deliver the Tokens, the Company will be required to pay in cash to the counterparty of the Right to Receive Tokens an amount calculated based on the number of Tokens and the Tokens’ trading price prevailing on the date of exercising the right to receive tokens.

Upon issuance of convertible debenture on June 23, 2025, an aggregate of $1,560,000, representing 24% of the purchase cost of digital assets at $6,500,000 was initially assigned to the Company’s obligation to deliver the digital assets in connection with the Right to Receive Tokens and recorded in the account of “Obligation to deliver digital assets” on the unaudited consolidated balance sheets. For the six months ended June 30, 205, the Company also recognized an increase in fair value of obligation to deliver digital assets of $37,835 in the account of “changes in fair value of digital asses” on the unaudited condensed consolidated statements of operations and comprehensive loss.

The following table presents additional information about obligation to deliver digital assets for the six months ended June 30, 2025:

For the Six Months Ended June 30,
2025
Opening balance	$-
Initial recognition of obligation to deliver digital assets	1,560,000
Changes in fair value of obligation to deliver digital assets	37,835
$1,597,835

Note 8 — Short-term Borrowings

Short-term borrowings consisted of the following as of June 30, 2025 and December 31, 2024:

	June 30, 2025	December 31, 2024
Interest-free borrowings due to a non-controlling shareholder (a)	$108,789	$109,941
Short-term revolving loan due to a third-party lender (b)	-	2,506,000
Short-term revolving loan due to a third-party lender (c)	-	644,040
	$108,789	$3,259,981

(a)	The balance represented an interest-free loan due to a non-controlling shareholder. The loan was payable on demand.

(b)	In May 2024, a subsidiary of the Company obtained a short-term revolving loan with an aggregate principal amount of approximately $2,575,000 (HKD 20 million) from a third-party lender. The loan carries an annual interest rate of 15% and matures in May 2025. As of December 31, 2024, the outstanding principal amount was approximately $2,506,000, with accrued interest totaling approximately $146,000. The outstanding principal and accrued interest were fully settled in March 2025.

(c)	In May 2024, a subsidiary of the Company borrowed another short-term revolving loan in a principal of approximately $644,000 (HKD 5 million) from a third-party lender, due on July 31, 2024 at the interest rate of 5.83% per annum. The Company's CEO provided personal guarantee as collateral. This loan was fully repaid and subsequently reborrowed in the same amount in July 2024. As of December 31, 2024, the outstanding principal amount was approximately $644,000, with accrued interest totaling approximately $22,000. The outstanding principal and accrued interest were fully settled in January 2025.

In April 2025, the subsidiary of the Company borrowed a short-term revolving loan in a principal of approximately $385,000 (HKD 3 million) from a third-party lender, due on July 31, 2025 at the interest rate of 8.00% per annum. The Company's CEO provided personal guarantee as collateral. In June 2025, the outstanding principal, together with accrued interest of approximately $37,500 were fully settled. This loan was subsequently reborrowed for the same amount in July 2025.

Note 9 — Convertible Debentures

The following represents a summary of all outstanding convertible debentures presented on a combined basis which combines embedded derivative liabilities and convertible debentures at period end.

		As of
Hybrid Instruments on a Combined Basis	Related SPA	June 30, 2025	December 31, 2024
January 2024 Convertible Debenture	August 2022 SPA	$-	$53,928
August 2024 Convertible Debenture	August 2024 SPA	-	1,103,129
January 2025 Convertible Debenture	August 2024 SPA	1,640,520	-
May 2025 Convertible Debenture	August 2024 SPA	685,611	-
June 2025 Secured Convertible Debenture	June 2025 SPA	8,643,000	-
		$10,969,131	$1,157,057

January 2024 Convertible Debentures, under August 2022 SPA

As of December 31, 2024, the carrying amount of the hybrid January 2024 Convertible Debenture was approximately $54,000, including its embedded derivative liability of approximately $18,000. In March 2025, the remaining debenture was fully converted into an aggregate of 56,337,500 Class A ordinary shares. The Company recognized interest expense aggregating approximately $2,000 and $198,000 for the six months ended June 30, 2025 and 2024, respectively, resulting from the amortization of the debt discounts in connection with the debentures issued under August 2022 SPA.

August 2024, January 2025 and May 2025 Convertible Debentures, under August 2024 SPA

On August 9, 2024, the Company entered into a Securities Purchase Agreement (the “August 2024 SPA”) with a purchaser (the “Purchaser”), pursuant to which the Company received net proceeds of $1,400,000 on the same date (the “First Closing”) in consideration of the issuance of Convertible Debenture (the “August 2024 Convertible Debenture”) in the principal amount of $1,500,000 and the issuance of warrant (the “Series J Warrant”) to purchase 80,357 ADSs of the Company with an exercise price equal to $14.00 per ADS and having a term of exercise expiring on August 9, 2031. August 2024 Convertible Debenture is convertible into ADSs at the option of the holder, beginning after its original date of issuance at a conversion price that is the lesser of $14.00 or 90% of the lowest daily VWAP for the ten (10) trading days immediately prior to conversion, in no event that the conversion price shall be lower than $1.78, subject to adjustment, per ADS. The Company also granted the Purchaser the right to purchase an additional $23,750,000 of Debentures within 24-month anniversary of the First Closing Date.

On January 23, 2025, the Purchaser exercised its subsequent closing right and purchased an additional debenture (the “January 2025 Convertible Debenture”) having a principal balance of $2,135,000, pursuant to which the Company received net proceeds of $2,000,000 on the same date (the “Second Closing”). January 2025 Convertible Debenture is convertible into ADSs, beginning after its original date of issuance at a conversion price at the lower of $8.00 and 90% of the lowest daily VWAP for the ten (10) trading days immediately prior to the conversion date, in no event that the conversion price shall be lower than $1.60, subject to adjustment, per ADS. The Company also issued a Series K Warrant (the “Series K Warrant”) to purchase up to 200,156 ADSs, with an exercise price equal to $8.00 per ADS and having a term of exercise expiring on January 23, 2032.

On May 23, 2025, the Purchaser exercised its subsequent closing right and purchased an additional debenture (the “May 2025 Convertible Debenture”) having a principal balance of $750,000, pursuant to which the Company received net proceeds of $705,000 on the same date (the “Third Closing”). May 2025 Convertible Debenture is convertible into ADSs, beginning after its original date of issuance at a conversion price at the lower of $2.71 and 90% of the lowest daily VWAP for the ten (10) trading days immediately prior to the conversion date, in no event that the conversion price shall be lower than $0.54, subject to adjustment, per ADS. The Company also issued a Series L Warrant (the “Series L Warrant”) to purchase up to 140,625 ADSs, with an exercise price equal to $4.00 per ADS and having a term of exercise expiring on May 23, 2032.

Except for the fixed conversion price, the debentures issued under August 2024 SPA have the same terms, including 5% OID, bearing interest at a rate of 8% per annum to the extent such interest is paid in cash or 12.0% to the extent such interest is paid in ADSs at the Company’s election, and maturing on the third anniversary of the issuance date. These debentures also have the feature of Interest Make-Whole.

The detachable Series J, Series K and Series L Warrants issued to the Purchaser are considered to be indexed to the Company’s own stock and classified in stockholders’ equity and therefore they meet the scope exception prescribed in ASC 815-10-15. The fair value of Series J Warrants is estimated to be at $9.10 per ADS, by using Binomial Option Pricing Model with an expected term of 7 years, a stock price of $12.55 per ADS, volatility of 103.17%, a risk free rate of 3.42%, and an expected dividend yield of 0%. The fair value of Series K Warrants is estimated to be at $4.34 per ADS, by using Binomial Option Pricing Model with an expected term of 7 years, a stock price of $7.00 per ADS, volatility of 104.60%, a risk free rate of 4.06%, and an expected dividend yield of 0%. The fair value of Series L Warrants is estimated to be at $0.23 per ADS, by using Binomial Option Pricing Model with an expected term of 7 years, a stock price of $2.76 per ADS, volatility of 103.28%, a risk free rate of 3.73%, and an expected dividend yield of 0%.

In accordance with ASC 470-20, Debt with Conversion and Other Options, the net proceeds were allocated to the base instrument of Convertible Debenture and the detachable warrants on their relative fair value basis, in the amount of approximately $460,000, $578,000 and $29,000 for Series J, Series K and Series L Warrants, respectively.

Upon issuance, the Company bifurcated and recognized the embedded derivative liability for Interest Make-Whole feature at its fair value of approximately $528,000, $754,000 and $267,000 on the unaudited condensed consolidated balance sheets for August 2024, January 2025 and May 2025 Convertible Debentures, respectively, which equal to the present value of the stated interest cash flows, with any changes in its fair value recognized in the earnings during period, and initially assigned to the host debentures at the carrying value of approximately $412,000, $668,000 and $409,000 for August 2024, January 2025 and May 2025 Convertible Debentures, respectively, representing the difference between the previous carrying amount of the hybrid instruments and the fair value of the derivatives.

Debt discounts are amortized using the effective interest rate method over the period from the issuance date through the stated maturity date. The Company recognized interest expense aggregating approximately $309,000 and nil for the six months ended June 30, 2025 and 2024, respectively resulting from the amortization of the debt discounts in connection with the debentures issued under August 2024 SPA.

For the six months ended June 30, 2025, the whole August 2024 Convertible Debenture along with the Make-Whole interest of approximately $540,000 were fully converted into an aggregate of 1,828,532,500 Class A ordinary shares

As of June 30, 2025, the carrying amount of the hybrid January 2025 Convertible Debenture was approximately $1,641,000, including its embedded derivative liability of approximately $769,000, and the carrying amount of the hybrid May 2025 Convertible Debenture was approximately $686,000, including its embedded derivative liability of approximately $267,000.

June 2025 Secured Convertible Debenture, under June 2025 SPA

On June 17, 2025, the Company entered into a Securities Purchase Agreement (the “June 2025 SPA”) with an institutional investor (the “Buyer”). Pursuant to the SPA, subject to certain conditions precedent contained therein, the Company may sell to the Buyer up to an aggregate of $600 million in newly issued senior secured convertible debentures (the “Debentures”), and the Company received net proceeds of $10,203,000 (net of debt original issue discount of $440,000, amount paid to the Buyer of $137,000 for reimbursement of professional fees, and placement fees paid to underwriter of $220,000) on June 23, 2025 in consideration of the issuance of Convertible Debenture (the “June 2025 Secured Convertible Debenture”) in the principal amount of $11,000,000. The Company has the option to request the Buyer to purchase additional Debentures, and the Buyer has the option to cause the Company to sell additional Debentures, provided that the subsequent closings with respect to Company’s Option Closing and the Buyer’s Option Closing shall not exceed $589 million in aggregate principal amount (the “Subsequent Closings”). The Buyer’ rights to effect any Subsequent Closings shall terminate upon the fourth anniversary of the First Closing Date. The Company has agreed, subject to certain exceptions contained in the SPA, to use 75% of the net proceeds from the sale of the Debentures to purchase certain cryptocurrency (the “Tokens”) as set forth in the SPA, with $6.5 million of Tokens purchased at the First Closing. As of June 30, 2025, the Group had used $5.0 million to purchase tokens. (See Note 6 – Digital Assets for Token purchased) The remaining $1.5 million to be used to purchase tokens was included in “Restricted cash, non-current” on the unaudited condensed consolidated balance sheets as of June 30, 2025.

The June 2025 Secured Debenture issued under June 2025 SPA has the similar terms with previously issued convertible debentures. It has 4% original investor discount, bears interest at a rate of 8% per annum to the extent such interest is paid in cash or 12.0% to the extent such interest is paid in ADSs at the Company’s election, and matures on the third anniversary of the issuance date. These debentures also have the feature of Interest Make-Whole. The Debenture is convertible into ADSs at the option of the holder, beginning after its original date of issuance at a conversion price that is the lesser of $2.80 or 90% of the lowest daily VWAP for the ten (10) trading days immediately prior to conversion, in no event that the conversion price shall be lower than $0.60, subject to adjustment, per ADS.

Unlike the previously issued convertible debentures, the debentures issued under June 2025 SPA will rank senior to all outstanding and future indebtedness of the Company and its subsidiaries (subject to certain exceptions contained in the Debentures) and will be secured by a first priority perfected security interest in all of the existing and future assets of the Company and its direct and indirect subsidiaries, including all of the capital stock of each of the subsidiaries and the Tokens purchased with the proceeds of the Debentures, as evidenced by a security agreement (the “Security and Pledge Agreement” or “S&PA”). All purchased Tokens shall be deposited with the custodian in the blocked custodial control account and staked in accordance with the S&PA. In addition, the Company entered into a Right to Receive Tokens agreement on June 23, 2025 (“Right to Receive Tokens”), pursuant to which the Buyer is entitled to receive from the Company, upon exercise of this Right to Receive Tokens at any time on or after the two-year anniversary of the applicable closing, 24% of each type of Tokens purchased with the net proceeds of such closings. If the Company fails to deliver the Tokens, the Company will be required to pay in cash to the Holder an amount calculated based on the number of Tokens and the Tokens’ trading price.

Upon issuance and the First Closing on June 23, 2025, the Company accounted for obligation to deliver digital asset of $1,560,000 as debt discount and included in “Obligation to deliver digital assets” on the unaudited condensed consolidated balance sheets (See Note 7).

The Company then bifurcated and recognized the embedded derivative liability for Interest Make-Whole feature at its fair value of approximately $3,917,000 on the unaudited condensed consolidated balance sheets, which equal to the present value of the stated interest cash flows, with any changes in its fair value recognized in the earnings during period, and initially assigned to the host debentures at the carrying value of approximately $4,946,000. Further, the Company charged the debt issuance cost of $220,000 representing 2% of the placement agent fee against the host debenture. Debt discount and debt issuance costs are amortized using the effective interest rate method over the period from the issuance date through the stated maturity date.

As of June 30, 2025, the carrying amount of the hybrid June 2025 Secured Convertible Debenture was approximately $8,643,000, including its embedded derivative liability of approximately $3,917,000.

Note 10 — Convertible Preferred Shares and Attached Warrants

Subsequent Changes to February 2021 and December 2021 Warrants in 2025

On January 9, 2025, the Company entered into an amendment to the Series E Warrant with the holder. Pursuant to the amendment, the parties agreed to amend the exercise price of the Warrant from $56.50 per ADS to the lower of (x) $56.50 and (y) 90% of the lowest daily VWAP for the ten (10) trading days immediately prior to the exercise date (“Market Exercise Price”), provided that the aggregate exercise price under the Market Exercise Price shall not exceed $10,000,000. The parties also agreed to extend the termination date of Series E Warrant from February 18, 2027 to January 9, 2028. In accordance with paragraph ASC 815-40-35-17(d), the Company recognized the incremental fair value of the warrants aforementioned as a dividend and a reduction to income available to ordinary shareholders in the basic EPS calculation for the six months ended June 30, 2025, in an amount of approximately $612,000. The fair value of Series E Warrants immediately before the modification is estimated to be at $0.305 per ADS, by using Binomial Option Pricing Model with an expected term of 2.11 years, a stock price of $8.90 per ADS, volatility of 100.16%, a risk free rate of 4.02% and an expected dividend yield of 0%. The fair value of Series E Warrants after the modification is estimated to be at $1.19 per ADS, by using Monte Carlo simulation with an expected term of 3.0 years, a stock price of $8.90 per ADS, volatility of 96.92%, a risk free rate of 4.02%, and an expected dividend yield of 0%.

On May 23, 2025, as a result of the issuance of Series L Warrants (as discussed in Note 9), the fixed exercise price of the Series D/E/F/G Warrants was further adjusted from $56.50 to $4.00 per ADS. The ADSs issuable upon exercise of the Series D/E/F/G Warrants were adjusted to 1,750,000, 9,810,000, 10,000,000, and 1,428,572, respectively for the aggregate exercise price to remain unchanged. In accordance with ASC 260-10-25-1, the Company recognized the effect of such reprice event for February 2021 and December 2021 Warrants in an aggregate of approximately $2,916,000, and the effect is treated as a dividend and a reduction to income available to ordinary shareholders in the basic EPS calculation for the six months ended June 30, 2025. The fair value of Series D, F(vested) and G Warrants immediately before the reprice is estimated to be at $0.45, $0.45 and $0.65 per ADS, respectively and the fair value of Series D, F(vested) and G Warrants after the reprice is estimated to be at $0.19, $0.19 and $0.21 per ADS, respectively, by using Binomial Option Pricing Model with an expected term of 4.74, 4.74 and 5.56 years, respectively, a stock price of $2.76 per ADS, volatility of 99.36%, 99.36%, and 103.70%, respectively, a risk free rate of 3.62%, 3.62% and 3.65%, respectively, and an expected dividend yield of 0% for both before and after the reprice. The fair value of Series E Warrants (subject to Market Exercise Price) before the reprice is estimated to be at $0.62 per ADS and after the reprice is estimated to be at $0.16 per ADS, by using Monte Carlo simulation with an expected term of 2.63 years, a stock price of $2.76 per ADS, volatility of 99.99%, a risk free rate of 3.63%, and an expected dividend yield of 0%. The fair value of Series E Warrants (subject to fixed exercise price) after the reprice is estimated to be at $0.14 per ADS, by using Binomial Option Pricing Model with the same other inputs as Series E Warrants (subject to Market Exercise Price).

In June 2025, the Company received an aggregate of net proceeds of approximately $2.9 million in exchange for the issuance of 3,250,000,000 Class A ordinary shares, as a result of the partial exercise of 1.3 million Series E Warrants at Market Exercise price.

Note 11— Related Parties

During the year of 2024, the Company’s Chief Executive Officer (“CEO”) registered a TRS trading account with the Group and became a customer of the Group’s TRS trading service.

As of June 30, 2025, the Group had extended margin financing totaling approximately $208,000 to the CEO and the underlying securities held in the account had a fair value of approximately $224,000, resulting in a net payable of $16,000 due to the CEO. This payable balance was recorded under " Accrued expenses and other payables " in the Group’s unaudited condensed consolidated balance sheets. As of December 31, 2024, the Group had extended margin financing totaling approximately $330,000 to the CEO and the underlying securities held in the account had a fair value of approximately $324,000, resulting in a net receivable of $5,000 due from the CEO. This receivable balance was recorded under "Prepaid expenses, deposits and other current assets" in the Group’s unaudited condensed consolidated balance sheets.

During the six months ended June 30, 2025 and 2024, the Group recognized approximately $51 and $nil in interest income from margin financing provided for the CEO's TRS trading activities. This amount has been recorded in the Group’s unaudited condensed consolidated financial statements as interest income. This transaction was conducted with terms and conditions consistent with those that would be provided to unrelated parties in normal market conditions. All margin financing activities with the CEO were executed at prevailing market rates, with no preferential terms granted to either party.

As of June 30, 2025 and December 31, 2024, Lion Metaverse Limited recorded payable to DAWA for research and development expenses in the amount of approximately $800,000 and $800,000, respectively. The amount was included in the line item “accrued expenses and other payables” in the unaudited condensed consolidated balance sheets.

Note 12 — Commitments and Contingencies

Contingencies

Occasionally, the Group is a party to certain legal cases arising in the ordinary course of business. The Group accrues loss contingency associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. In the first half of 2024, a client (the “Plaintiff”) filed a statement of claim with the High Court of Hong Kong claiming an amount of HK$91,599,433 (approximately US$11,730,000), which LBL, a subsidiary of the Company has failed to transfer the said sum under the Plaintiff’s securities account to the plaintiff (the “Civil Case”). In July 2024, LBL filed a defense with the High Court of Hong Kong to dispute the claim and stated no outstanding sum owed to the Plaintiff. The Civil Case is currently in early stage and LBL will continue to vigorously defend against the case. The Group’s management does not expect it is probable that the disposition of such claim will have a material adverse impact on the Group’s unaudited condensed consolidated financial position, results of operations and cash flows. Among the amount claimed, the Group recorded in “Accrued expenses and other payables” a balance of approximately $2,663,000 (HK$20,791,761) as of December 31, 2024, resulting from an investment profits sharing agreement with the Plaintiff, as the transaction is in dispute. As of June 30, 2025, such amount was reclassified to “other non-current liabilities” in a balance of approximately $2,649,000 as the Company assessed the case would not be resolved in a year.

Note 13 — Stockholders’ Equity

Ordinary Shares and Preferred Shares

The Company was initially authorized to issue (i) 450,000,000 ordinary shares, $0.0001 par value per share, divided into 300,000,000 Class A ordinary shares and 150,000,000 Class B ordinary shares, and (ii) 50,000,000 preferred shares, $0.0001 par value per share. On October 6, 2023, the Company held the 2023 Annual Meeting of Shareholders (the “2023 Annual Meeting”). The 2023 Annual Meeting approved the increase of the Company’s authorized share capital from US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each, comprising of 300,000,000 Class A ordinary shares, 150,000,000 Class B ordinary shares, and 50,000,000 preferred shares of a par value of US$0.0001 each, to US$5,000,000 divided into 50,000,000,000 shares of a par value of US$0.0001 each, comprising of 40,000,000,000 Class A ordinary shares, 7,500,000,000 Class B ordinary shares, and 2,500,000,000 preferred shares of a par value of US$0.0001 each. On March 7, 2025, the Company held the Extraordinary Meeting of Shareholders (the “2025 EGM”). The 2025 EGM approved the increase of the Company’s authorized share capital to US$20,000,000, with a nominal value of US$0.0001 each, comprising (a) 190,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each; (b) 7,500,000,000 Class B Ordinary Shares of a par value of US$0.0001 each; and (c) 2,500,000,000 preferred Shares of a par value of US$0.0001 each. On September 29, 2025, the Company held the 2025 Annual Meeting of Shareholders (the “2025 Annual Meeting”). The 2025 Annual Meeting approved the increase of the Company’s authorized share capital to US$20,000,000,000 divided into 200,000,000,000,000 shares with a nominal or par value of US$0.0001 each, comprising (a) 192,497,500,000,000 Class A Ordinary Shares of a par value of US$ 0.0001 each; (b) 7,500,000,000,000 Class B Ordinary Shares of a par value of US$0.0001 each; and (c) 2,500,000,000 preferred Shares of a par value of US$0.0001 each.

As of June 16, 2020, subsequent to the Closing of the business combination, there were 17,399,176 ordinary shares outstanding, including 7,647,962 Class A ordinary shares and 9,751,214 Class B ordinary shares, and no preferred shares outstanding. On November 12, 2020, as a result of post-merger consideration adjustment, additional 121,473 ordinary shares were issued to Lion’s original shareholders, including 29,591 Class A ordinary shares and 91,882 Class B ordinary shares. An aggregate of 1,933,740 Class B ordinary shares set aside as the indemnity escrow shares following the closing of the business combination was no longer subject to forfeiture in June 2023. An aggregate of 3,876,481 Class B ordinary shares set aside as the earnout escrow shares was to be forfeited as the 2021 net income and 2022 net income targets were not met.

The shareholders of Class A and Class B ordinary shares have the same rights except for the voting and conversion rights. Each Class A ordinary share was initially entitled to one vote, and is not convertible into Class B ordinary share under any circumstance; and each Class B ordinary share is initially entitled to ten votes, and is convertible into one Class A ordinary share at any time by the holder thereof, subject to adjustments for any subdivision or combination. On February 16, 2022, January 13, 2023 and December 23, 2024, the Company held the annual General Meetings of Shareholders that approved the increase by the number of votes attached to Class B Ordinary Shares from ten (10) votes per Class B Ordinary Share to twenty five (25) votes per Class B Ordinary Share, from twenty five (25) votes per Class B Ordinary Share to one hundred (100) votes per Class B Ordinary Share, and from one hundred (100) votes per Class B Ordinary Share to ten thousand (10,000) votes per Class B Ordinary Share, respectively.

On December 30, 2024, the Group entered into Debt to Equity Agreements with certain customers, under which 496,358,691 Class A ordinary shares were issued to settle the full payables owed to these customer creditors in an aggregate of $26.1 million. As of December 31, 2024, the 496,358,691 Class A ordinary shares were not issued and accordingly, a subscription receivable of approximately $50,000 corresponding to their par value was recorded as contra equity as of December 31, 2024. In April 2025, the Company issued 496,358,691 Class A ordinary shares and reversed subscription receivable with corresponding accounts charged to additional paid-capital.

As of June 30, 2025 and December 31, 2024, there was an aggregate of 6,912,466,090 and 1,777,596,090 Class A ordinary shares issued and outstanding, respectively; and an aggregate of 65,387,845 and 65,387,845 Class B ordinary shares issued and outstanding, respectively. As of June 30, 2025 and December 31, 2024, there was no preferred shares issued and outstanding.

Note 14 — Income Taxes

The current and deferred portions of the income tax expense included in the unaudited condensed consolidated statements of operations and comprehensive loss as determined in accordance with ASC 740, Income Taxes, are as follows:

	For the Six Months Ended June 30,
	2025	2024
Current	$1,002	$645
Deferred	-	-
	$1,002	$645

A reconciliation of the difference between the expected income tax expense or benefit computed at applicable statutory income tax rates and the Group’s income tax expense is shown in the following table:

	For the Six Months Ended June 30,
	2025	2024
Income tax benefit at applicable statutory rate (1)	$(1,252,200)	$(1,234,034)
Nondeductible expenses	16,854	887,362
Impact of foreign tax rate differential (2)	1,029,155	(65,477)
Current year change in valuation allowance	159,173	518,505
Prior year adjustment	50,691	(104,607)
Other	(2,671)	(1,104)
	$1,002	$645

(1)	The applicable statutory rate applied is based on the profits tax rates in Hong Kong. Effective for tax years ended on or after December 31, 2018, the applicable tax rate was 8.25% on the first HK $2,000,000 of assessable profits and 16.5% on any assessable profits above that threshold. The 8.25% tax rate can only be utilized by one entity in a controlled group. All other Hong Kong entities in the Group utilize the 16.5% tax rate. The Singapore entity within the Group has an applicable tax rate of 17.0%. The entity in the United States within the Group has a federal tax rate of 21.0%.

(2)	The Group also has entities domiciled in the British Virgin Islands and the Cayman Islands, but such entities are not subject to income or capital gains taxes.

Significant components of the Group’s deferred tax assets (liabilities) are presented below:

	June 30, 2025	December 31, 2024
Deferred tax asset
Net operating loss carryforwards	$5,166,859	$5,007,686
Less: Valuation allowance	(5,166,859)	(5,007,686)
Net deferred tax asset	$-	$-

Management has applied a valuation allowance to the total amount of deferred tax assets based on the determination that it is more likely than not that the deferred tax asset will not be realized. This determination was based on the historic and estimated future profitability of the entities to which the deferred tax assets relate. The tax rules in Hong Kong do not allow the Group to file on a consolidated basis.

Note 15 — Loss per Ordinary Share (“EPS”)

The Company complies with accounting and disclosure requirements ASC Topic 260, “Earnings Per Share”, which requires earnings per share for each class of stock (ordinary shares and participating securities) to be calculated using the two-class method. The two-class method is an allocation of earnings between the holders of ordinary shares and a company’s participating security holders. Under the two-class method, earnings for the reporting period are allocated between ordinary shareholders and other security holders based on their respective participation rights in undistributed earnings. As the Company’s two classes of ordinary shares have the same dividend rights, loss per share for each class of ordinary shares have the same results.

Basic loss per ordinary share is computed by dividing net income or loss available to ordinary shareholders by the weighted average number of ordinary shares issued and outstanding for the periods.

In accordance with ASC 260-10-45, the 3,867,481 Class B of earnout escrow shares in connection with the business combination closed on June 16, 2020 are considered contingently returnable shares and therefore are excluded from the computation of basic earnings (loss) per share for all periods presented (on a retroactively adjusted basis). Since June 16, 2021, 50% of 1,933,740 Class B of indemnity escrow shares in connection with the Closing of the business combination was included in the computation of basic earnings (loss) per share and the remaining 50% was further included starting from June 16, 2022.

For purposes of determining diluted earnings (loss) per ordinary share, basic earnings (loss) per ordinary share is further adjusted to include the effect of potential dilutive ordinary shares outstanding during the periods. Potential ordinary shares consist of the incremental ordinary shares upon exercise of warrants using the treasury stock method and upon conversion of convertible debt using the if-converted method.

For the six months ended June 30, 2025 and 2024, the following potential dilutive securities denominated in ordinary shares equivalents were excluded for the periods they were outstanding from the computation of diluted earnings loss per share because to do so would have been antidilutive. As a result, diluted loss per ordinary share is the same as basic loss per ordinary share for all periods presented.

	Six Months Ended June 30,
	2025	2024
SPAC Warrants	-	17,795,000
February 2021 Warrants	53,900,000,000	3,815,929,150
December 2021 Warrants	3,571,430,000	252,844,550
September 2023 Convertible Debenture	-	2,000,000
Series H Warrant	657,900	657,900
January 2024 Convertible Debenture	-	800,000
Series I Warrant	442,500	442,500
Series J Warrant	200,892,500	-
January 2025 Convertible Debenture	667,187,500	-
Series K Warrant	500,392,500	-
May 2025 Convertible Debenture	691,880,000	-
Series L Warrant	351,562,500	-

Note 16 — Segment Reporting

ASC 280, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise which engage in business activities from which they may earn revenues and incur expenses, and about which separate financial information is available that is evaluated regularly by the chief operating decision-maker, or decision-making group (the “CODM”), in deciding how to allocate resources and in assessing performance. Reportable segments are defined as an operating segment that either (a) exceeds 10% of revenue, or (b) reported profit or loss in absolute amount exceeds 10% of profit of all operating segments that did not report a loss or (c) exceeds 10% of the combined assets of all operating segments.

Chief executive officer is determined as the CODM of the Group. The Group has four primary operating segments (1) futures and securities brokerage services; (2) market making (CFD) trading; (3) TRS trading; (4) OTC stock option trading; and (5) others. The Group’s futures and securities brokerage segment generates commission income by enabling customers to trade in futures and securities markets throughout the world. The Group engages in market making (CFD trading) activities where it serves as the counterparty to its customers in derivative transactions. The Group experiences trading gains and losses from such market making (CFD trading) activities. The Group generated income from TRS trading business including the commission income from the securities trading and interest income from the loan to customers. The Group also generated trading gains or losses from the OTC stock options where it serves as the counterparty in the option contracts. Other businesses include the following: (1) insurance brokerage segment which generates commissions by providing insurance brokerage services to high-net-worth individuals; (2) proprietary trading activities in investment securities, futures and derivatives, (3) sale of NFT and development NFT platform and Metaverse games, and (4) executive management functions and corporate overhead.

	Futures and
	securities			OTC
	brokerage	CFD	TRS	Stock option
	services	trading	trading	trading	Other	Total

Six Months Ended June 30, 2025

Revenues	$-	$322	$(3,531,641)	$4,950	$582,688	$(2,943,681)

Commissions and fees	-	-	-	-	313	313
Compensation and benefits	148,022	-	-	-	677,204	825,226
Occupancy	44,756	1,200	1,200	1,200	69,834	118,190
Communication and technology	53,085	65,990	65,990	65,990	608,852	859,907
General and administrative	37,794	1,976	1,976	1,976	295,940	339,662
Professional fees	31,845	30,108	30,108	30,108	738,965	861,134
Service fees	-	62,522	73,394	73,394	100,000	309,310
Interest	-	-	1,936	-	340,698	342,634
Depreciation	336	397,500	397,500	397,500	2,850	1,195,686
Marketing	-	-	-	-	27,739	27,739
Change in fair value of warrant liabilities	-	-	-	-	(123,188)	(123,188)
Change in fair value of digital assets	-	-	-	-	(119,810)	(119,810)
Other operating expenses	(12,469)	-	-	-	16,814	4,345

	303,369	559,296	572,104	570,168	2,636,211	4,641,148

Loss from operations	$(303,369)	(558,974)	(4,103,745)	(565,218)	(2,053,523)	(7,584,829)

Total segment assets	$4,299,260	$16,212,632	$16,755,929	$-	$9,620,308	$46,888,129

	Futures
	and securities			OTC
	brokerage	CFD	TRS	Stock option
	services	trading	trading	trading	Other	Total

Six Months Ended
June 30, 2024
Revenues	$366,767	$356,901	$879,275	$4,389,223	$1,104,356	$7,096,522

Commissions and fees	248,090	-	70,504	-	429,906	748,500
Compensation and benefits	538,722	-	-	-	1,509,412	2,048,134
Occupancy	29,930	1,200	1,200	1,200	399,519	433,049
Communication and technology	217,983	229,767	229,767	229,767	1,512,962	2,420,246
General and administrative	111,118	11,902	11,902	11,902	391,826	538,650
Professional fees	14,543	77,071	77,071	77,071	3,200,182	3,445,938
Service fees	-	199,629	147,172	147,172	675,634	1,169,607
Interest	-	-	198,151		204,884	403,035
Depreciation	335	397,500	397,500	397,500	31,298	1,224,133
Marketing	808	-	-	-	2,181,594	2,182,402
Change in fair value of warrant liabilities	-	-	-	-	8,438	8,438
Other operating expenses	3,120	-	-	-	203,424	206,544

	1,164,649	917,069	1,133,267	864,612	10,749,079	14,828,676

Income (loss) from operations	$(797,882)	$(560,168)	$(253,992)	$3,524,611	$(9,644,723)	$(7,732,154)

Total segment assets	$3,925,366	$21,487,847	$20,196,123	$-	$3,485,834	$49,095,170

Note 17 — SPAC Warrants

PAAC’s warrants (collectively, the “SPAC Warrants”), which include (i) 11,500,000 warrants, those warrants included in the units as part of initial public offering (the “IPO”) on June 3, 2019 (the “Public Warrants”), (ii) 5,375,000 warrants purchased by the founders of PAAC in a private placement simultaneously closed with PAAC’s IPO (the “Private Warrants”) and (iii) 920,000 warrants issued to the underwriters of PAAC’s IPO (the “Underwriters’ Warrants”). Underwriters Warrants expired in the first half of 2024, and the Public Warrants and Private Warrants expired in June 2025 with none of them exercised.

Note 18 — Share-based Compensation

2020 Share Incentive Plan

In June 2020, in connection with the Business Combination, the Company’s board approved the 2020 Share Incentive Plan (the “2020 Plan”) and reserved 4,632,449 ordinary shares for issuance thereunder. The Company’s employees, non-employee directors and consultants are eligible to receive options, restricted shares, restricted share units, dividend equivalents, deferred shares, share payments or share appreciation rights, which may be awarded or granted under the Plan (collectively, “Awards”). As of June 30, 2025 and December 31, 2024, a total of 3,936,504 shares each had been granted and issued under the 2020 Plan and a total of 695,945 shares each remained available for future awards.

2023 Share Incentive Plan

On October 6, 2023, the 2023 Annual Meeting approved and adopted the Company’s 2023 Equity Incentive Plan (the “2023 Plan”), pursuant to which an aggregate of 33,818,770 ordinary shares will be awarded or granted. On October 31, 2023, the Compensation Committee approved that a total of 32,000,000 Class B ordinary shares in the form of shares and deferred shares were granted to two executive directors in exchange for their services through the third quarter of 2024. The Company estimated the fair value of shares at $0.02 per Class B ordinary share based on the closing price of $50.00 per ADS on the grant date in an aggregate of $640,000. The stock-based compensation expenses are recognized over the requisite service period. On December 14, 2023, a total of 14,000,000 Class B ordinary shares were vested and issued to the directors. During the six months ended June 30, 2024, a total of 1,888,889 Class B ordinary shares were vested and issued to the directors. Subsequently in the second half of 2024, a total of 10,000,000 Class B ordinary shares were vested and issued to the directors.

In November 2024, an aggregate of 28,956,705 Class B ordinary shares, including the remaining 1,818,770 shares under 2023 Plan and the remaining 27,137,935 shares under the 2024 Plan (as discussed below), was granted and issued to one executive director and vested immediately.

As of June 30, 2025 and December 31, 2024, no shares under the 2023 Plan remained available for future awards.

2024 Share Incentive Plan

On May 20, 2024, the Board of Directors approved and adopted the Company’s 2024 Equity Incentive Plan (the “2024 Plan”), pursuant to which an aggregate of 47,137,935 Class A or Class B ordinary shares will be awarded or granted. On the same date, the Board and the Audit Committee approved that a total of 20,000,000 Class B ordinary shares were granted to certain employees and vested immediately. The Company estimated the fair value of shares at $0.009 per Class B ordinary share based on the closing price of $23.05 per ADS on the grant date, resulting in an aggregate of $184,400 recorded as compensation expenses during the six months ended June 30, 2024. On May 21, 2024, a total of 18,500,000 Class B ordinary shares were issued to the employees.

In November 2024, the remaining 27,137,935 shares under the 2024 Plan was granted and issued to one executive director and vested immediately.

As of June 30, 2025 and December 31, 2024, no shares under the 2024 Plan remained available for future awards.

For the six months ended June 30, 2025 and 2024, the Company recognized share-based compensation expenses of $nil and $397,733, respectively, in the account of “Compensation and benefits” in unaudited condensed consolidated statements of operations. As of June 30, 2025 and December 31, 2024, the Company had no unrecognized compensation expense related to future services.

Note 19 — Subsequent Events

On September 29, 2025, the Company held the Company’s 2025 Annual Meeting of Shareholders (the “Annual Meeting”), which approved the increase of the Company’s authorized share capital from US$20,000,000 divided into 200,000,000,000 shares of a par value of US$0.0001 each, comprising of 190,000,000,000 Class A ordinary shares, 7,500,000,000 Class B ordinary shares, and 2,500,000,000 preferred shares of a par value of US$0.0001 each, by the creation of an additional 192,307,500,000,000 Class A ordinary shares and 7,492,500,000,000 Class B ordinary shares, of a par value of US$0.0001 each, such that the authorized share capital shall be US$20,000,000,000 divided into 200,000,000,000,000 shares of a par value of US$0.0001 each, comprising of 192,497,500,000,000 Class A ordinary shares, 7,500,000,000,000 Class B ordinary shares, and 2,500,000,000 preferred shares of a par value of US$0.0001 each.

As approved and authorized by the board of directors of the Company on September 3, 2025, the Company has adopted the 2025 Share Incentive Plan (the “2025 Plan”), under which the maximum aggregate number of Class A or Class B ordinary shares of the Company which may be issued pursuant to all awards is 1,492,312,340. The 2025 Plan will continue in effect for a term of ten years.

On July 21, 2025, the Company closed its subsequent offering (“Subsequent Offering”) of an additional senior secured convertible note (the “Subsequent Offering Note”) to an institutional buyer (the “Buyer”) pursuant to the terms of the Securities Purchase Agreement (the “Purchase Agreement”) and related transaction documents dated June 17, 2025.

At the closing of the Subsequent Offering, the Company sold to the Buyer the Subsequent Offering Note in the principal amount of $3,000,000. The Subsequent Offering Note was offered on the same terms as the senior secured convertible notes issued to the Buyer on June 18, 2025.

In connection with the Subsequent Offering, the Company entered into a Right to Receive Tokens agreement (“Right to Receive Tokens”). Pursuant to the Right to Receive Tokens, the Buyer or its permitted assignees (the “Holder”) will have the right to receive certain Tokens in accordance with the terms of the Right to Receive Tokens upon the Holder’s exercise of the right. If the Company fails to deliver certain tokens, the Company will be required to pay in cash to the Holder an amount calculated based on the number of Tokens and the Tokens’ trading price.

As of the date of this report, the Company held 194,727 tokens of Hyperliquid (HYPE) and 8,992 tokens of Solana (SOL) and USDT of $3,519,923.